F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
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         Spectrum Signal Processing On Track with First Quarter Results

       Company reports 20% increase in revenues. Cash flow remains solid.

Burnaby, B.C., Canada - April 17, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leading provider of wireless signal and Voice over Packet (VoP) processing systems, today announced first quarter results for the three-month period ending March 31, 2001. Sales for the first quarter totaled US$ 5.0 million, up 20% compared to sales of US$ 4.1 million for the same period in 2000.

"Spectrum remains on track with the execution of its 2001 strategic plan, despite the current volatility in the telecommunications sector. Our revenues are up, expenses are under control, and margins are steady. Our operating cash flow will enable us to meet stated milestones, hire key personnel and maintain independence from the capital markets until conditions improve," said Pascal Spothelfer, Spectrum's President and CEO. "I believe the reliability of solid operating cash flow and the flexibility to scale our expenses without jeopardizing key projects and revenue as set out in our strategic plan, provides us with the ability to preserve an aggressive mentality in pursuit of our chosen markets," he added.

Earnings/loss before interest, taxes, depreciation and amortization (EBITDA or "cash earnings") amounted to a loss of US$ 966,000 or US$ (0.08) per share for the first quarter of 2001, compared to a loss of US$ 1.4 million or US$ (0.14) per share for the same period in 2000.

Net loss for the first quarter of 2001 totaled US$ 1.4 million or US$ (0.11) per share, as compared to a loss of US$ 1.8 million or US$ (0.17) per share for the same period in 2000. The loss reflects the continued investment in research and development (R&D) by Spectrum.

Spectrum's cash position at March 31, 2001 was US$ 2.7 million, up from a cash position of US$ 2.5 million reported in the previous quarter and US$ 1.5 million at March 31, 2000. Gross margin for the first quarter was 61%, up one percentage point from the same period in 2000.

Business Outlook
The following statements regarding the business outlook for the company during fiscal 2001 are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any mergers, acquisitions, or other business combinations that may be completed after April 17, 2001.

Spectrum's strategic transition into new markets, namely the commercial wireless and Voice over Packet (VoP) markets, and the current economic downturn and volatility in the telecommunications sector make it particularly difficult at present to predict product demand and other related matters. That said, the company reiterates the guidance provided on February 12, 2001, that it expects revenue to increase by

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13% to 17% over revenue in 2000, due primarily to an increase in government wireless business and the addition of revenues from early commercial wireless customers.

The Company's guidance with respect to gross margin percentage remains unchanged for fiscal 2001, and is expected to be maintained at historic levels of between 57% and 60%, depending on product mix and order volumes.

However, Spectrum now expects overall operating margins for the year 2001 to be slightly higher, and R&D spending levels to be marginally lower than first anticipated and included in the guidance provided by the company on February 12, 2001. Operating margins before amortization are now expected to be in the range of (-9%) to (-11%), an improvement of approximately 7 percentage points from the guidance provided on February 12, 2001. This is due primarily to a reduction in discretionary spending and continued significant investment by the Company to aggressively penetrate the commercial wireless and VoP markets.

Spectrum continues to make significant investments in R&D as the Company moves to aggressively penetrate the commercial wireless and VoP markets. The Company has, however, scaled back some discretionary R&D funding in the short term. R&D spending for 2001 is now expected to be between 29% and 31% of overall revenue, a decrease of approximately 4 percentage points from previous guidance. R&D spending will continue to be targeted at very focused new product development within the Network Solutions, Wireless Systems and corporate Technology groups. This level of spending continues to represent a substantial increase over R&D spending in 2000 and 1999. Management believes that these investments offer the best path to create long-term technology differentiation, build the company and increase shareholder value.

Forward-Looking Safe Harbor Statement
The statements by Pascal Spothelfer and the above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the Voice over Packet or commercial wireless markets, government spending, changes in customer order patterns, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing
Spectrum Signal Processing is a leading provider of high-density wireless signal and Voice over Packet processing sub-systems for customers in the communications infrastructure market. Spectrum's proprietary hardware and software systems are designed for use in communications gateways, cellular and satellite base stations and government wireless systems. Spectrum's website is at www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604)
421-1764.

Spectrum Contact:
Karen Elliott                           Phone: 604-421-5422 ext. 264
Investor and Business Media Contact     Email:  karen_elliott@spectrumsignal.com
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                        Spectrum Signal Processing, Inc.
                           Consolidated Balance Sheets
                (Expressed in thousands of United States dollars,
            except share amounts) Prepared in accordance with United
                 States generally accepted accounting principles


                                                                                               December 31,     March 31,
 ASSETS                                                                                            2000            2001
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Audited)     (Unaudited)
 Current assets
     Cash and cash equivalents                                                                     $ 2,538        $ 2,660
     Accounts receivable                                                                             7,598          5,171
     Inventories                                                                                     3,140          3,161
     Prepaid expenses                                                                                  148            114
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                                                                                                    13,424         11,106

 Property and equipment                                                                              3,030          2,986
 Other assets                                                                                        2,005          1,667
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                                                                                                  $ 18,459       $ 15,759
==========================================================================================================================


 LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------

 Current liabilities
     Accounts payable                                                                              $ 3,808        $ 3,224
     Accrued liabilities                                                                             1,924          1,411
--------------------------------------------------------------------------------------------------------------------------
                                                                                                     5,732          4,635

 Stockholders' equity
 Share capital
     Authorized: 50,000,000 common shares, no par value
     Issued: 12,496,340 (2000 - 12,373,168)
     Outstanding: 12,263,040 (2000 - 12,139,868)                                                    21,125         21,271
 Additional paid-in capital                                                                            216            216
 Warrants                                                                                              423            423
 Treasury stock, at cost, 233,300 shares (2000 - 233,300)                                           (1,232)        (1,232)
 Deficit                                                                                            (6,181)        (7,574)
 Accumulated other comprehensive income
     Cumulative translation adjustments                                                             (1,624)        (1,980)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    12,727         11,124
--------------------------------------------------------------------------------------------------------------------------

                                                                                                  $ 18,459       $ 15,759
==========================================================================================================================

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                        Spectrum Signal Processing, Inc.
               Consolidated Statements of Operations and Retained
              Earnings (Deficit) (Expressed in thousands of United
                    States dollars, except per share amounts)
 Prepared in accordance with United States generally accepted accounting principles


                                                                                                 3 months ended March 31,
                                                                                                   2000            2001
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                                                                                                (Unaudited)    (Unaudited)

 Sales                                                                                               $ 4,161        $ 5,008
 Cost of sales                                                                                         1,670          1,974
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                                                                                                       2,491          3,034

 Expenses
     Administrative                                                                                    1,256          1,206
     Sales and marketing                                                                               1,317          1,205
     Research and development                                                                          1,493          1,589
     Amortization                                                                                        366            424
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                                                                                                       4,432          4,424
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 Loss from operations                                                                                 (1,941)        (1,390)

 Other
     Interest expense and bank charges                                                                    (1)           (22)
     Other income                                                                                          8             25
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                                                                                                           7              3

 Loss before income taxes                                                                             (1,934)        (1,387)

 Income tax expense (recovery)
     Current                                                                                            (179)             6
     Deferred                                                                                              -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                                                        (179)             6

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 Net loss                                                                                             (1,755)        (1,393)
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 Deficit, beginning of period                                                                         (2,513)        (6,181)

----------------------------------------------------------------------------------------------------------------------------
 Deficit, end of period                                                                         $     (4,268)    $   (7,574)
============================================================================================================================

 Loss per share
     Basic                                                                                      $       (0.17)   $    (0.11)
     Diluted                                                                                    $       (0.17)   $    (0.11)

 EBITDA                                                                                                (1,371)         (966)

 EBITDA per share
     Basic                                                                                      $       (0.14$        (0.08)
     Diluted                                                                                    $       (0.14$        (0.08)

 Weighted average shares (in thousands)
     Basic                                                                                             10,036         12,228
     Diluted                                                                                           10,036         12,228




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